FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: September, 2006

Commission File Number: 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated September 26, 2006, relating to: Construction of a new cement plant in India

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, September 26 2006

LAFARGE TO BUILD A NEW 3 MILLION TON CEMENT PLANT IN INDIA

Lafarge today announces its decision to build a large new cement plant at Alsindi in the attractive Northern Indian market, following the approval granted by the state government of Himachal Pradesh.

The plant, expected to be completed in 2010, will be designed to produce 3 million tons of cement per year, representing a total investment of approximately 160 million euros.

With this greenfield plant, Lafarge will enter a new fast-growing regional market in India and significantly increase its cement capacity from 5.5 million to 8.5 million tons.

This expansion demonstrates Lafarge’s ongoing commitment to the Indian market, one of the world’s largest and most promising cement markets and its long-standing commitment to sustainable development, with state of the art environmental standards.

Note to Editors:

•	Lafarge entered the Indian market in 1999, with the acquisition of the cement business of Tata Steel. This acquisition was followed by the purchase of the Raymond Cement facility in 2001. Lafarge currently has three cement plants in India: two plants in the state of Chhattisgarh and a grinding station in Jharkhand. Total cement production capacity in the Indian market currently stands at around 5.5 million tons. Lafarge is also present in India through its roofing business, with a clay tile plant in Calicut (Kerala) and a concrete tile plant in Bangalore (Kamatala).

•	Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings. Additional information is available on the web site at www.lafarge.com.

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Contacts:

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier: stephanie.tessier@lafarge.com	33-1 44-34-92-32	Yvon Brind’Amour: yvon.brindamour@lafarge.com	33-1 44-34-11-26

Lucy Wadge : lucy.wadge@lafarge.com	33-1 44-34-19-47	Danièle Daouphars: daniele.daouphars@lafarge.com	33-1 44-34-11-51

Louisa Pearce-Smith: louisa.pearce-smith@lafarge.com	33-1 44-34-18-18	Stéphanie Billet : stephanie.billet@lafarge.com	33-1 44-34-94-59

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 27, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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